Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON INTERSECTS 5.0% eU3O8 OVER 4.7 METRES AT THE
UNCONFORMITY AS DEFINITION AND EXPANSION DRILLING CONTINUES
ON THE GRYPHON DEPOSIT AT WHEELER RIVER

Toronto, ON – August 30, 2017 Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML) (NYSE MKT: DNN) (NYSE American: DNN) is pleased to report the intersection of new high-grade unconformity-hosted uranium mineralization in drill hole WR-689D3 approximately 250 metres along strike to the northeast and 200 metres up-dip of the Gryphon deposit, on the Company’s 60% owned Wheeler River project. Preliminary radiometric equivalent probe results (“eU3O8”) from drill hole WR-689D3 are highlighted by an interval of 5.0% eU3O8 over 4.7 metres, including 8.5% eU3O8 over 2.7 metres, from mineralization occurring immediately above the sub-Athabasca unconformity that is comprised of massive to semi-massive uraninite (pitchblende) associated with hydrothermal hematite and clay alteration.

Denison is also pleased to report that a further ten drill holes have been completed within the D series of mineralized lenses, which occur entirely outside of the current resources estimated for the Gryphon deposit. The results continue to exhibit thick high-grade mineralized intervals as drilling focuses on expanding mineralization outwards, on an approximate 25 metre drill spacing, from the previously released results in drill holes WR-641 (5.3% U3O8 over 11.0 metres) and WR-633D3 (1.3% U3O8 over 3.0 metres, plus 3.3% U3O8 over 13.5 metres, and 6.2% U3O8 over 2.5 m).

Today's news is highlighted by the following:

●
Discovery of new high-grade unconformity-hosted mineralization in drill holes WR-689D3 (5.0% eU3O8 over 4.7 metres) and WR-690D3 (1.2% eU3O8 over 1.4 metres) immediately up-dip of previously intersected basement mineralization that includes drill hole WR-507D2 (19.30% U3O8 over 1.0 metre) and drill hole WR-646 (6.20% U3O8 over 2.5 metres).

●
The mineralization occurring at the unconformity is open along strike in both directions, and together with the high-grade mineralization previously discovered in the upper basement has been termed the “E series” of lenses, representing a new high priority target area for resource expansion

●
A further ten drill holes have been completed within the D series lenses, with results continuing to include thick and high-grade mineralized intervals, as drilling expands the mineralized zone outwards from drill holes WR-641 and WR-633D3. Detailed results from the latest drill holes are provided in Table 1, and include the following highlights:

o
4.8% eU3O8 over 3.7 metres in drill hole WR-694
o
3.8% eU3O8 over 3.7 metres in drill hole WR-690D2
o
2.0% eU3O8 over 5.2 metres in drill hole WR-657D1
o
6.4% eU3O8 over 1.0 metre in drill hole WR-690D1

●
Two drill holes testing for an extension of mineralization outside and near the fringes of the current resources estimated for the Gryphon Deposit’s A series lenses successfully intersected high-grade mineralization:

o
1.5% eU3O8 over 4.6 metres in drill hole WR-638D4
o
1.3% eU3O8 over 3.6 metres in drill hole WR-682D1

●
Six additional infill and delineation drill holes have been completed on the Gryphon Deposit’s A, B and C series lenses. Detailed results from the latest drill holes are provided in Table 2, and include the following highlights:

o
1.3% eU3O8 over 21.8 metres in drill hole WR-572D1, including 3.9% eU3O8 over 5.3 metres
o
5.8% eU3O8 over 5.4 metres in drill hole WR-564D3
o
1.8% eU3O8 over 3.9 metres in drill hole WR-564D3

David Cates, Denison’s President and CEO, commented, “The notable high-grade mineralization intersected at the unconformity, immediately northeast of the Gryphon deposit, presents our Saskatoon based exploration team with a new and exciting target for additional exploration – with the potential for further drilling to continue to expand resources at Gryphon. Coupled with a steady stream of impressive high-grade intersections within the basement-hosted D series lenses, the prospect of significant growth in our estimate of resources for the Gryphon deposit continues to increase as we work towards completing an updated resource estimate following the completion of the summer drilling program.”

Emergence of the E Series Lenses

The E series lenses, previously reported in several instances as mineralization along the A or B series plane, occur as a series of closely spaced stacked lenses at or immediately below the unconformity (within the basement) approximately 50 metres along strike to the northeast and 50 to 200 metres up-dip of the current resources estimated for the Gryphon deposit. Collectively the E series lenses measure approximately 350 meters along strike (southwest to northeast) and up to 40 meters along dip (moderately toward the southeast), with individual lenses varying in interpreted true thickness from approximately 1 to 3 metres.

The discovery and initial delineation of the mineralization comprising the E series lenses was a result of drill holes designed primarily to test for D series mineralization, which occurs deeper in the basement. These drill holes resulted in a series of mineralized basement intersections near the unconformity, which include the following previously reported results (see Denison’s Press Releases dated May 26, 2016 and November 17, 2016):

o
19.30% U3O8 over 1.0 metres in drill hole WR-507D2
o
6.20% U3O8 over 2.5 metres in drill hole WR-646
o
1.61% U3O8 over 1.0 metres in drill hole WR-671
o
1.38% U3O8 over 1.0 metres in drill hole WR-675

The new unconformity mineralization intersected in WR-689D3 and WR-690D3 is located in sandstone ‘wedges’ produced as a result of reverse faulting of the basement units below. The unconformity-hosted mineralization is interpreted to be the up-dip unconformity expression of the previously discovered basement lenses and are assumed to be continuous to semi-continuous in nature. The mineralization remains open along strike in both directions along the unconformity to the northeast and southwest where similar geologic settings exist with mineralized basement intersections below.

A significant zone of structural disruption, bleaching and clay alteration, including dravite, was noted immediately overlying the mineralization within the sandstone in drill holes WR-689D3 and WR-690D3. These features are typical of high-grade unconformity-hosted uranium deposits such as Phoenix, which occurs approximately 3 kilometres to the southeast on the Wheeler River property.

Future exploration of the E series lenses will focus on evaluating the continuity of the basement lenses as well as their unconformity expression using drill orientations and spacing appropriate to the style of mineralization being tested and evaluated.

Continued Expansion of the D Series Lenses

The summer 2017 drilling within the D series lenses has focussed on testing around drill holes WR-641 (5.3% U3O8 over 11.0 metres) and WR-633D3 (1.3% U3O8 over 3.0 metres, 3.3% U3O8 over 13.5 metres, and 6.2% U3O8 over 2.5 m) on an approximate 25 metre spacing, with the objective of adding indicated or inferred resources to the Gryphon deposit. The summer 2017 results, as provided in Table 1, include thick and high-grade intersections in all directions, which indicate continued expansion of this high-grade mineralization. The mineralized zone remains open in numerous areas and now occurs over an area of approximately 70 meters along strike and 200 meters along dip, with interpreted true thicknesses varying between approximately 2 and 20 metres.

To date, the delineation drilling within the D series lenses (on a 25 metre spacing), has only tested approximately 50 to 70 metres of strike length within the D series plane. A further approximate 250 metres of known D series lenses strike remains to be evaluated at this tighter drill spacing. Furthermore, the D series lenses remain completely open to the northeast and southwest.

Additional Extension of the A Series Lenses

Drill hole WR-638D4, which was primarily designed to test for D series mineralization, intersected 1.5% eU3O8 over 4.6 metres indicating further expansion of the A series lenses in the up-dip direction. This result builds on previous expansion drill results for that area, which include 1.7% eU3O8 over 8.6 metres in drill hole WR-582D3 (see Denison’s Press Release dated July 24, 2017).

Drill hole WR-682D1, which was completed approximately 25 metres down-dip of the current resources estimated for the A series lenses, intersected 1.3% eU3O8 over 3.6 metres. This result indicates further expansion of the A series lenses in that area.

A, B, and C Series Infill and Delineation Nearing Completion

Infill and delineation drilling at Gryphon continues, with the objective of bringing the inferred resources estimated for the deposit to an indicated level of confidence. In total, 38 infill and delineation drill holes have been completed with a further four holes remaining.

The results within the A and B series lenses continue to show good consistency with the current inferred block model. Most notable is the result in drill hole WR-572D1, which returned a mineralized interval of 1.3% eU3O8 over 21.8 metres, including 3.9% eU3O8 over 5.3 metres, which represents a significant expansion of the mineralized extents of the A and B series lenses in the central portion of the deposit, indicating potential for resource growth in that area of the deposit.

Although drilling has confirmed the continuity of mineralization along the C series plane, the grades returned from preliminary radiometric equivalent probe results have been lower than what was expected when compared to the current inferred block model. This possibly suggests a different structural control on the C series lens mineralization and further infill drilling is expected to test this scenario.

Illustrative Figures

A plan map of the Gryphon A, B, C, D and E series lenses is provided in Figure 1. The inset on Figure 1 shows a schematic cross section of the A, B, C, D and E series lenses and their respective inclined longitudinal section windows (as shaded rectangles). Figures 2 to 6 provide inclined longitudinal sections of the Gryphon A, B, C, D and E series lenses respectively.

The mineralized lenses which occur in the A series plane, immediately below the unconformity, and along strike to the northeast of the Gryphon deposit have now been designated E series lenses and coloured purple. The modelled mineralized lenses shown in Figures 1 to 6 are defined using a 0.05% U3O8 grade shell and minimum thickness of two metres and have been updated following receipt of the winter 2017 assay results. There is no certainty that the modelled mineralized lenses shown will constitute future mineral resources and they may be subject to modifications as further drilling data becomes available.

Further details regarding the Gryphon deposit and the current mineral resource estimates are provided in the NI 43-101 Technical Report for the Wheeler River project titled “Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada" dated April 8, 2016 with an effective date of March 31, 2016. A copy of this report is available on Denison’s website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Detailed Radiometric Equivalent Probe Results

The following tables provide the radiometric equivalent probe results from the additional 17 drill holes completed during the summer 2017 exploration program at Wheeler River.

Table 1: Radiometric equivalent probe results for drill holes targeting the Gryphon D and E series lenses

Section	Drill Hole	From (m)	To (m)	Length (m)5	eU3O8 (%)1,2,4	Lens Designation6
5175GP	WR-694	566.3	567.3	1.0	0.11	E Series
	and	571.5	572.5	1.0	0.10	E Series
	and	708.5	709.5	1.0	0.27	D Series
	and	717.8	720.5	2.7	0.62	D Series
	including3	719.4	720.4	1.0	1.0	D Series
	and	722.8	726.5	3.7	4.8	D Series
	including3	723.0	725.5	2.5	7.0	D Series
	and	727.1	728.1	1.0	0.10	D Series
5200GP	WR-689D2	545.8	547.2	1.4	0.32	E Series
	and	564.8	565.8	1.0	0.46	E Series
	and	628.3	629.3	1.0	0.28	A Series
	and	675.0	676.0	1.0	0.23	D Series
	and	679.8	680.9	1.1	1.0	D Series
	and	686.9	689.4	2.5	0.55	D Series
	including3	688.3	689.3	1.0	1.1	D Series
	and	694.0	695.0	1.0	1.2	D Series
	and	697.8	698.8	1.0	2.3	D Series
	WR-689D3	538.5	540.8	2.3	0.44	E Series
	and	547.4	552.1	4.7	5.0	E Series
	including3	548.9	551.6	2.7	8.5	E Series
	and	565.4	566.4	1.0	0.20	D Series
5225GP	WR-690D1	617.8	619.2	1.4	0.17	A Series
	and	695.2	697.2	2.0	0.48	D Series
	and	717.9	719.9	2.0	1.5	D Series
	including3	717.9	718.9	1.0	2.8	D Series
	and	724.0	725.0	1.0	6.4	D Series
	WR-650D1	671.1	672.2	1.1	0.30	A Series
	and	676.1	677.1	1.0	0.21	A Series
	WR-690D2	565.5	567.0	1.5	0.88	E Series
	including3	565.9	566.9	1.0	1.2	E Series
	and	664.7	665.7	1.0	0.20	D Series
	and	668.5	669.5	1.0	0.11	D Series
	and	686.4	687.4	1.0	0.53	D Series
	and	694.4	695.4	1.0	0.10	D Series
	and	700.9	701.9	1.0	0.57	D Series
	and	711.0	714.7	3.7	3.8	D Series
	including3	711.2	714.5	3.3	4.2	D Series
	and	717.9	721.4	3.5	0.36	D Series
	WR-690D3	558.8	560.2	1.4	1.2	E Series
	including3	559.1	560.1	1.0	1.6	E Series
	and	573.0	574.0	1.0	0.75	E Series
	and	656.9	657.9	1.0	0.12	D Series
	WR-654D1	723.9	725.8	1.9	0.70	D Series
	including3	724.6	725.6	1.0	1.0	D Series
	and	733.0	734.0	1.0	0.12	D Series
	and	738.8	739.8	1.0	0.11	D Series
	and	745.2	746.4	1.2	4.3	D Series
	including3	745.4	746.4	1.0	5.1	D Series
	and	760.5	761.5	1.0	0.18	D Series
	WR-638D4	710.6	715.2	4.6	1.5	A Series
	including3	712.4	715.0	2.6	2.5	A Series
	and	771.5	774.3	2.8	0.69	D Series
	including3	772.4	773.4	1.0	1.3	D Series
	and	776.5	777.5	1.0	0.46	D Series
	and	786.1	787.9	1.8	3.3	D Series
	including3	786.7	787.8	1.1	5.1	D Series
5250GP	WR-657D1	567.1	568.6	1.5	0.22	E Series
	and	587.0	588.0	1.0	0.12	E Series
	and	708.2	713.4	5.2	2.0	D Series
	including3	708.6	711.7	3.1	3.1	D Series

Notes:
1.
eU3O8 is radiometric equivalent U3O8 from a calibrated total gamma downhole probe. eU3O8 results are preliminary in nature and all mineralized intervals will be sampled and submitted for chemical U3O8 assay.
2.
Intersection interval is composited above a cut-off grade of 0.1% eU3O8 unless otherwise indicated.
3.
Intersection interval is composited above a cut-off grade of 1.0% eU3O8.
4.
Composites are compiled using 1.0 metre minimum ore thickness and 2.0 metres maximum waste
5.
As the drill holes are oriented steeply toward the northwest the true thickness of both the basement and inconformity mineralization is expected to be approximately 75% of the intersection lengths (the basement mineralization is interpreted to dip moderately to the southeast and the unconformity mineralization is interpreted to be flat-lying).
6.
Drill holes targeting the D and E series lens mineralization, in some cases, also intersect mineralization in the A and/or B and/or C stratigraphic horizons outside of the Gryphon resource area.

Table 2: Radiometric equivalent probe results for Gryphon deposit A, B, C infill, delineation and expansion drill holes

Section	Drill Hole	From (m)	To (m)	Length (m)5	eU3O8 (%)1,2,4	Lens Densignation6
4925GP	WR-572D2	649.6	655.8	6.2	0.41	A Series
	including3	654.5	655.5	1.0	1.3	A Series
	and	690.3	691.3	1.0	0.55	B Series
	and	703.8	706.4	2.6	0.25	C Series
4950GP	WR-682D1	728.7	729.7	1.0	0.14	A Series
	and	758.6	759.6	1.0	0.12	A Series
	and	761.6	765.2	3.6	1.3	A Series
	including3	763.0	764.4	1.4	2.8	A Series
4975GP	WR-572D1	631.3	632.3	1.0	0.15	A Series
	and	638.2	639.2	1.0	0.10	A Series
	and	639.5	661.3	21.8	1.3	A Series
	including3	650.7	651.9	1.2	2.5	A Series
	including3	654.9	660.2	5.3	3.9	A Series
	and	682.8	691.4	8.6	0.48	B Series
	and	687.6	688.6	1.0	1.7	B Series
	and	690.2	691.2	1.0	1.2	B Series
5025GP	WR-564D2	720.5	721.5	1.0	0.37	A Series
	and	730.7	732.4	1.7	0.38	A Series
	and	735.5	739.4	3.9	1.8	A Series
	including3	737.0	739.0	2.0	3.2	A Series
	and	757.7	758.7	1.0	0.22	B Series
	WR-568D2	755.7	757.7	2.0	0.20	C Series
	WR-564D3	707.1	708.1	1.0	0.18	A Series
	and	713.4	714.4	1.0	0.14	A Series
	and	716.3	721.7	5.4	5.8	A Series
	including3	717.9	720.7	2.8	11.0	A Series
	and	741.4	746.8	5.4	0.61	B Series
	including3	741.7	742.7	1.0	1.04	B Series
	including3	745.4	746.4	1.0	1.36	B Series
	and	749.7	750.7	1.0	0.16	B Series
	and	757.9	763.1	5.2	0.30	C Series
	and	767.3	768.3	1.0	0.36	C Series
	and	770.4	771.4	1.0	1.5	C Series
5075GP	WR-568D1	728.1	734.2	6.1	0.17	A Series
	and	739.9	743.9	4.0	0.16	B Series

Notes:
1.
eU3O8 is radiometric equivalent U3O8 from a calibrated total gamma downhole probe. eU3O8 results are preliminary in nature and all mineralized intervals will be sampled and submitted for chemical U3O8 assay.
2.
Intersection interval is composited above a cut-off grade of 0.1% eU3O8 unless otherwise indicated.
3.
Intersection interval is composited above a cut-off grade of 1.0% eU3O8.
4.
Composites are compiled using 1.0 metre minimum ore thickness and 2.0 metres maximum waste
5.
As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.
6.
Drill holes targeting the A, B and C series lens mineralization, in some cases, also intersect mineralization in the D and/or E stratigraphic horizons outside of the Gryphon resource area.

Qualified Persons and Data Quality

Dale Verran, MSc, P.Geo, Pr.Sci.Nat., Denison's Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101 has reviewed and approved the technical information contained in this release. The Company currently reports preliminary radiometric equivalent grades ("eU3O8"), derived from a calibrated downhole total gamma probe, during its exploration programs and subsequently reports definitive assay grades following sampling and chemical analysis of the mineralized drill core. Radiometric equivalent probe results are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on the total gamma downhole probe methods employed by Denison, QAQC procedures and data verification procedures please see Denison's Annual Information Form dated March 23, 2017 filed under the Company's profile on SEDAR (www.sedar.com).

About Wheeler River

Wheeler River is the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, in northern Saskatchewan. The project is a joint venture between Denison (60% and operator), Cameco Corp. (“Cameco”) (30%), and JCU (Canada) Exploration Company Limited (“JCU”) (10%), and is host to the high-grade Gryphon and Phoenix uranium deposits discovered by Denison in 2014 and 2008, respectively. The Gryphon deposit is hosted in basement rock and is currently estimated to contain inferred resources of 43.0 million pounds U3O8 (above a cut-off grade of 0.2% U3O8) based on 834,000 tonnes of mineralization at an average grade of 2.3% U3O8. The Phoenix unconformity deposit is located approximately 3 kilometres to the southeast of Gryphon and is estimated to include indicated resources of 70.2 million pounds U3O8 (above a cut-off grade of 0.8% U3O8) based on 166,000 tonnes of mineralization at an average grade of 19.1% U3O8, and is the highest grade undeveloped known uranium deposit in the world.

On April 4th, 2016, Denison announced the results of a Preliminary Economic Assessment (“PEA”) for the Wheeler River Project, which considers the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits as a single underground mining operation. The PEA returned a base case pre-tax Internal Rate of Return ("IRR") of 20.4% based on the current long term contract price of uranium (US$44.00 per pound U3O8), and Denison's share of estimated initial capital expenditures ("CAPEX") of CAD$336M (CAD$560M on 100% ownership basis). Exploration results from the subsequent drilling programs have not been incorporated into the resource estimate or the PEA. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. On July 19th, 2016 Denison announced the initiation of a Pre-Feasibility Study ("PFS") for the Wheeler River property and the complimentary commencement of an infill drilling program at the Gryphon deposit to bring the inferred resources to an indicated level of confidence.

As previously announced on January 10, 2017, Denison has entered into an agreement with its Wheeler River Joint Venture partners, Cameco and JCU, to fund 75% of Joint Venture expenses in 2017 and 2018 (ordinarily 60%) in exchange for an increase in Denison's interest in the project to up to approximately 66%. Under the terms of the agreement, Cameco will fund 50% of its ordinary 30% share in 2017 and 2018, and JCU is expected to continue to fund its 10% interest in the project.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 60% owned Wheeler River project, which hosts the high-grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering approximately 359,000 hectares in the Athabasca Basin region, including 340,000 hectares in the infrastructure rich eastern portion of the Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 63.63% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes "forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". In particular, this press release contains forward-looking information pertaining to the following: exploration (including drilling) and evaluation activities, plans and objectives; potential mineralization of drill targets; the estimates of Denison's mineral resources and the results of its PEA; and Denison’s percentage in its properties and its plans and agreements with its joint venture partners, as applicable; and Denison’s percentage in its properties and its plans and agreements with its joint venture partners, as applicable. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 23, 2017 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Plan Map, Gryphon Deposit

Denison Mines

Gryphon Deposit Schematic Cross-Section – Inclined Longitudinal Section Windows
NW
SE
Sub-Athabasca Unconformity
Basal Pegmatite
Quartz Pegmatite
Assemblage
Upper Graphite
Lower Graphite
E Series Lenses
E Series Lens Window
A Series Lenses
A Series Lens Window
D Series Lens Window
D Series Lenses
C Series Lenses
B Series Lenses
C Series Lens Window
B Series Lens Window
Note: Lens Window orientation is 015-45SE
0
100m
E Series Lenses
A Series Lenses
B Series Lenses
C Series Lenses
D Series Lenses
Lithology at the Unconformity
Graphitic Pelite
Pelite
Semi Pelite
Quartzite
Pegmatite
Calc-Silicate
Granite Gneiss
Fault
Drill Trace
Drill Trace Summer 2017
New Summer 2017 Mineralized A Lens Pierce Point
Previously Reported Summer 2017 Mineralized A Lens Pierce Point
Basal Fault
G Fault
Offset Fault
N
0
100m

Figure 1: Plan map of the northeast plunging Gryphon mineralized lenses projected up to the simplified basement geology at the sub-Athabasca unconformity.

Figure 2: Inclined longitudinal section of the Gryphon A series lenses.

Figure 3: Inclined longitudinal section of the Gryphon B series lenses.

Figure 4: Inclined longitudinal section of the Gryphon C series lenses.

Figure 5: Inclined longitudinal section of the Gryphon D series lenses.

Figure 6: Inclined longitudinal section of the Gryphon E series lenses.